UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Jointly Notice

Bradesco, Fidelity and Banco Real enter into Partnership to be Brazil’s largest supplier of card processing services

Banco Bradesco S.A. (Bradesco), Fidelity National Information Services, Inc. (Fidelity National) and Banco ABN AMRO Real S.A. (Banco Real) inform their stockholders and the general market that they have entered into an agreement to make a Partnership with the purpose of providing card processing services.

The new company, which will be called Fidelity Processadora e Serviços S.A. (Fidelity), will serve the current customers of Fidelity National and the new Partners, as well as other card issuers.

The services to be provided comprise all the activity chain of cards, mainly processing, call center management, back office support, collection services and risk management. The platform for card processing in the new company will be the state-of-the-art BASE2000 of Fidelity National.

Fidelity National, a worldwide leader in providing technology services for financial institutions, expects to process in the next 24 months over 20 million cards in Brazil and over 63 million worldwide.

The Partnership will make Fidelity one of the country’s largest card processing companies.

Bradesco was assisted by its Capital Market Department-BBI and Banco Real was assisted by its Corporate Finance Group.

Banco Bradesco S.A.	Fidelity National Information Services, Inc.	Banco ABN AMRO Real S.A.
Márcio Artur Laurelli Cypriano	Michael A. Sanchez	Fabio C. Barbosa
Chief Executive Officer	Chairman International Division	President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.